OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

August 14, 2015

Via Electronic Transmission

Valerie Lithotomos, Esq.

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549

Re:	Oppenheimer SteelPath Energy Equity Fund
File Nos.: 333-204627; 811-23061

Dear Ms. Lithotomos:

We thank you and your colleagues (the “Staff”) for your comments, provided in a telephone conversation August 12, 2015, with respect to the August 7, 2015 response letter (the “Response Letter”) for Oppenheimer SteelPath Energy Equity Fund (the “Registrant” or the “Fund”), regarding its amended registration statement on Form N-1A (the “Registration Statement”) filed on July 10, 2015. We have included each of your comments in italics below, followed by our response.

Prospectus

Principal Investment Strategies (pp. 3-4)

1.	With respect to the Fund’s 80% policy, please revise the following language to reflect the Staff’s belief that the terms “may be expected to benefit” and “indirectly” lack sufficient specificity for the Fund’s 80% policy:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of (i) energy companies and (ii) companies that may be expected to benefit, directly or indirectly, from energy-related activities.

We have revised the Fund’s 80% policy as follows:

Under normal market conditions, the Fund invests at least 80% of its net assets (plus borrowings for investment purposes) in equity securities of (i) energy companies and (ii) companies that are engaged in energy-related activities.

2.	In connection with the Staff’s comment above, please revise the fourth bullet point in this section (set forth below), as we believe it also lacks sufficient specificity:

•	Companies that may be expected to benefit, directly or indirectly, from energy-related activities, including for example oilfield servicing, steel production, manufacturing and engineering companies, and non-pipeline transportation and logistics companies, such as railroads and shipping companies.

We have revised the fourth bullet point as follows:

•	Companies that are engaged in energy-related activities, including for example oilfield servicing, energy-intensive chemical, metal, industrial, manufacturing and engineering and construction companies, infrastructure and non-pipeline transportation and logistics companies, such as railroads and shipping companies.

***

The Fund further acknowledges that (i) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions you may have regarding the Registration Statement or this letter to the undersigned at:

OFI Global Asset Management, Inc.

225 Liberty Street

New York, New York 10281-1008

212-323-0310

tedwards@ofiglobal.com

Sincerely,

/s/ Taylor V. Edwards
Taylor V. Edwards
Vice President & Senior Counsel

cc:	Arthur S. Gabinet, Esq.
Cynthia Lo Bessette, Esq.
Edward Gizzi, Esq.
Ropes & Gray LLP